9380 Carroll Park Drive San Diego, CA 92121 Tel. 858 731-9400 Fax 858 731-9499 www.psemi.com

July 10, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Kevin L. Vaughn

    Eric Atallah

Re:	Peregrine Semiconductor Corporation

Form 10-K for the Fiscal Year Ended December 29, 2012

Filed February 19, 2013

File No. 001-35623

Dear Messrs. Vaughn and Atallah:

On behalf of Peregrine Semiconductor Corporation (the “Company”), this letter responds to the comments set forth in the letter to the Company dated June 25, 2013 from the staff of the United States Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the June 25, 2013 letter in italicized print, and the Company’s responses are provided below each comment.

Form 10-K for the year ended December 29, 2012

Note 3 – Certain Financial Statement Information, page F-13

1.	We note that as of December 29, 2012 you had a $6.9 million accrued inventory repurchase obligation. Please tell us and revise future filings to disclose the significant terms and conditions of any inventory repurchase obligations, including how you account for these agreements. Additionally if these agreements are expected to impact your liquidity in a material way, please revise your Management’s Discussion and Analysis accordingly.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company records an inventory repurchase liability for raw material sold to a supplier for processing, and which cannot be sold by the supplier to any other company. As the Company has an obligation and intends to repurchase all this material, the Company does not record a sale upon shipment of the inventory to the supplier and only records a balance sheet entry to recognize a non-trade receivable in other current assets and an inventory repurchase liability. The original value of the inventory sold to the supplier remains in the Company’s inventory balance.

These transactions with the supplier are conducted on an individual purchase order basis and contain only customary terms and conditions (e.g., shipping, payment) except for the implicit understanding that the Company will repurchase the inventory sold to the supplier. This sale and repurchase procedure with the supplier has not impacted the Company’s liquidity in the past and no material impact is anticipated in the future.

The Company will revise future filings to include disclosure regarding any significant terms and conditions of the inventory repurchase obligation and how the Company accounts for these transactions.

Note 6 – Income Taxes, page F-20

2.	We note your disclosure on page F-23 that you intend to indefinitely reinvest undistributed earnings of foreign subsidiaries and as such, you have not recorded a deferred tax liability relating to these earnings. Please revise future filings to provide the applicable disclosures required by FASB ASC 740-30-50-2 or tell us why no additional disclosures are necessary.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and asserted, pursuant to ASC 740-30-25-3, that the undistributed earnings of foreign subsidiaries are indefinitely invested in foreign operations. The Company believes it is not practicable to determine the amount of the unrecognized deferred tax liability on undistributed earnings, principally due to the difficulty in determining the amount and use of foreign tax credits and the amount of the potential taxable undistributed earnings both for local withholding and indirect tax purposes and for U.S. income tax purposes. These reasons make it impracticable to accurately calculate the amount of deferred tax liabilities related to the undistributed earnings, particularly in light of the fact that we have no current intention of distributing these unremitted earnings. As of December 29, 2012, the undistributed earnings of foreign subsidiaries for which the Company asserts are indefinitely reinvested is estimated to be approximately $200,000.

The Company will revise future annual filings as further discussed in the response to Comment number 3 below.

3.	As a related matter we note in 2012, you incurred a tax expense associated with the repatriation of $900,000 of earnings from foreign subsidiaries. Please explain to us in greater detail the basis for your assertion that you intend to indefinitely reinvest the remaining undistributed earnings of foreign subsidiaries in light of your past history of repatriating certain undistributed earnings.

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comment and respectfully responds that the assertion regarding the indefinitely reinvested earnings of foreign subsidiaries is made on an entity-by-entity, dollar-by-dollar basis. The $900,000 referred to in the disclosure relates to specific undistributed earnings of a foreign subsidiary that, based on U.S. income tax law, are includible in U.S. income although not actually repatriated (i.e., Subpart F). No earnings have been repatriated. The application of U.S. income tax laws that require the income inclusion does not impact our assertion with regard to the remaining undistributed earnings. The remaining undistributed earnings of our foreign subsidiaries are considered indefinitely reinvested as the Company (i) has no intention of repatriating such earnings; (ii) such earnings are not needed to fund the US operations, and (iii) such earnings are needed by the foreign subsidiaries to fund their working capital and other local operational needs.

The Company will revise future annual filings to include a disclosure similar to the following: “As of XXX, the Company has not provided for U.S. federal and state income taxes and foreign withholding taxes on approximately $XX of undistributed earnings of certain foreign subsidiaries as these earnings are considered indefinitely reinvested outside of the United States. Determination of the amount of any unrecognized deferred income tax liability on this temporary difference is not practicable due to the complexities of the hypothetical calculation. If management decides to repatriate such foreign earnings in future periods, the Company may incur incremental U.S. federal and state income taxes as well as foreign withholding taxes. However, the Company’s intent is to keep these funds indefinitely reinvested outside the U.S. and its current plans do not demonstrate a need to repatriate them to fund U.S. operations. For certain earnings of foreign subsidiaries not considered indefinitely reinvested, such as Subpart F, the Company has provided U.S. income taxes and foreign withholding taxes on these undistributed earnings. During 2012, the Company recorded U.S. income taxes on approximately $900,000 of Subpart F earnings of foreign subsidiaries.”

In connection with our responses to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me at (858) 795-0110 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Jay Biskupski
Jay Biskupski
Chief Financial Officer
Peregrine Semiconductor Corporation